
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, NY 10017

Re: **Hyde Park Acquisition Corp.**
        Preliminary Proxy Statement on Schedule 14A
        Filed on May 12, 2008
        File No.: 000-52459

        Hyde Park Acquisition Corp.
        Form 10-Q for the period ended March 31, 2008
        Filed on May 15, 2008
        File No.: 000-52456

Dear Mr. Levy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us supplementally with copies of all materials prepared by your financial advisor and shared with the board of directors and its representatives. In particular, please provide us with copies of the board

books and all transcripts, summaries and video presentation materials. We
may have further comments after we review these materials.

2. The proxy statement should begin with the Summary Term Sheet, followed by
the Table of Contents. The Summary Term Sheet should set forth the
principal terms of the transaction in a bullet point format. If you intend for the
Q&A to serve as a term sheet, please ensure that it focuses on the material
terms of the acquisition transaction and that is organized consistent with plain
English principles. For example, since the acquisition transaction is the
business combination that the company was organized to effect, information
about the terms of the transaction itself is likely to be most important to
investors. Therefore, please present all of the information about the terms of
the transaction, including the consideration to be paid and its sources, then the
vote and conversion exercise requirements that relate to this transaction under
an appropriate caption or captions.   The information about the other matters
to be voted upon may be presented later in the term sheet as these matters are
incidental to the acquisition transaction. For further guidance, please see Item
1001 of Regulation M-A and Section II.F.2.a. of SEC Release 33-7760.

3. Please ensure that you discuss the accounting treatment of the acquisition in
accordance with Item 1004(a)(2)(vi) of Regulation S-K.

4. Please provide updated financial statements and related disclosures throughout
the proxy statement.

5. Please be advised that if the acquisition is approved, Essex Holdings will be
deemed a predecessor and there can be no lapse in audited periods for Essex
Holdings, as a predecessor, in your subsequent exchange act filings.

Questions and Answers About the Acquisition, page 2

Why is Hyde Park proposing the acquisition proposal?, page 2

6. We note your reference to the terms of the certificate of incorporation
contemplating a business combination. Please clarify, here or under another
appropriate subheading, and in your later discussion of factors that the board
considered in approving the transaction, whether the board made any
determination that the terms of the acquisition and the related agreements are
consistent with these terms and the terms described in the company's IPO
prospectus.

What vote is required in order to adopt the acquisition proposal?, page 2

7. Reference in this section to the 20% limitation on conversion may be

confusing as you are otherwise discussing the voting requirement and have not yet introduced the conversion rights. Please consider moving it or providing a cross reference to another summary discussion. Also, the discussion in the second paragraph regarding the possible incentive transactions that the parties may negotiate to increase the likelihood of approval of the transaction should be preceded by its own descriptive question or subheading.

8. In the section where you describe the possible transactions to incentivize stockholders to vote for the transaction, please also clarify:

   - If true, that these transactions would be designed to increase the likelihood that the transaction would be approved by the requisite vote of the IPO shares *and* that the limitation on conversion would not be met;

   - Whether any of the funds in the trust could be used, directly or indirectly, in any of these transactions;

   - Whether the meeting would be adjourned to provide time to seek out and negotiate these transaction if at the time of the meeting it appears that the requisite vote will not be obtained or the limitation on conversion will be met, assuming the adjournment proposal is approved; and

   - Please also explain why this is not, in effect, a waiver of the voting requirement or the limitation on conversion (particularly if proceeds of the trust may be used to fund such transactions) and why it is consistent with the terms of the IPO as described in the IPO prospectus and the requirements of the company's charter.

   What is Hyde Park acquiring in the acquisition?, page 4

9. We note that you mention the retained interests here and in the next section, "What is Hyde Park paying for Holdings?" Please consider including a separate paragraph that explains the retained interests in greater detail. For example, please disclose, if true, that:

   - The purpose of the retained interests is to allow existing members of Holdings to maintain some ownership interest in it after the acquisition transaction.

   - The Holdings members may purchase shares of Hyde Park prior to the transaction, in which case their ability to hold back retained interests directly in Holdings will be correspondingly reduced.

Please also disclose:

- The maximum percentage interest that the Holdings members will be able to retain and therefore the minimum percentage of the Holdings interests that Hyde Park will acquire;

- Whether the company and the Holdings members have already agreed on the amount that will be retained or whether the holders will make an election to retain interests at some time prior to closing;

- Whether retention of interests will be allowed on a pro rata basis among the Holdings members or whether there are only certain identified members who have the retention right;

- Whether shares purchased under Essex's 10b(5)-(1) plan, or purchases made or other incentive arrangements to increase the likelihood of approval of the transaction and avoidance of meeting the 20% conversion cap would count toward reducing the amount of interests that Holdings members could be retain;

- How the retained interests will be valued for purposes of reducing the purchase price to be paid by the company by up to $10 million;

- Whether Holdings members could acquire more than $10 million of Hyde Park shares on the open market or through private purchases prior to closing, and if so, what impact if any this would have on the acquisition transaction or the purchase price.

- How the exchange price of $7.90 per share for retained interests was determined, and how this amount relates to the consideration Holdings members will receive in the acquisition transaction.

Please address these comments elsewhere in your proxy statement where you elaborate on the terms of the transaction and the retained interests.

What is Hyde Park paying for the acquisition?, page 5

10. Please provide an illustration, as of a recent date, of the amount of each component of the total purchase price, including debt assumed, retained interests, the certain other liabilities you cite, and the cash required. In this context, please also disclose the amount of cash available from the trust assuming no conversion and full conversion, and what amounts would be drawn from the new Essex credit facility in each case.

What will happen if I abstain from voting or fail to vote?, page 7

11. Please clarify whether an investor who abstains from voting may nevertheless make an affirmative election to convert shares on the proxy card. We assume that investors must vote against the acquisition in order to exercise conversion rights, but the language in this section could be read to suggest that an abstention would be sufficient as long as the investor indicated an election to convert on the proxy.

What do I do if I want to change my vote?, page 7

12. Please clarify that the notice of revocation must be received prior to the date of the special meeting.

The Acquisition Proposal, page 10
The Acquisition, page 10

13. In the first paragraph on page 11, we note your disclosure that the company will be able to make up for any shortfall in the net purchase price by drawing down on Essex's new credit facility. We note that the New Credit Facility discussion on page 81 does not contemplate this arrangement. Please disclose here or in an appropriate section of the proxy the applicable provision(s) of the loan agreement or any other relevant agreement, enabling the company to draw down on Essex's credit facility.

Conversion Rights, page 13

14. Please explain when the converting shareholders must tender their stock certificates and the procedures for tendering them.

Essex 10(b)(5)-1 Plan, page 15

15. In order to vote the shares acquired pursuant to a 10(b)(5)-1 Plan, Essex must own the shares of record at the record date for the meeting of the company's shareholders. For that reason, please explain the meaning of the phrase "over time."

Conditions to the Completion of the Acquisition, page 16

16. We note that the third condition requires that all the directors of Essex and Holdings resign; however, we note that in the second bullet point of the Interests of Essex's Directors and Officers in the Acquisition discussion on page 16, you disclose that Mr. Schad will continue as a director of Essex. Please reconcile your disclosures to remove any discrepancies.

17. Please briefly describe the facts under which you may waive the conditions to the acquisition, and any circumstances under which you would re-solicit shareholders' votes.

Termination, page 18

18. Please explain what type of testing you are referring to in the fifth bullet point of your discussion.

Selected Historical Financial Information, page 20

19. Please separately disclose long-term debt as required by Item 301 of Regulation S-K.

20. Due to the significant distribution in 2007 to the members of Essex Holdings, please quantify and disclose this distribution, as well as any other distributions during the periods presented, in a footnote and explain how they were determined.

21. Please provide selected historical financial information for Hyde Park Acquisition Corp.

Comparative per Share Information, page 22

22. Please clarify how each net book value per share is calculated.

Risk Factors, page 24

Essex is subject to numerous environmental and occupational health and safety laws. . ., page 28

23. Please address the risks related to occupational safety under a separately-captioned risk factor.

The Hyde Park Special Meeting, page 33
Solicitation Costs, page 37

24. Please confirm your understanding that all written soliciting materials, including e-mails, or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.

The Acquisition Proposal, page 38
Background of the Acquisition, page 38

25. To the extent known, please explain why and when Essex determined to look
    for strategic alternatives, including a potential sale of the business, and to
    engage Houlihan, Lokey, Howard & Zukin as its financial advisor.

26. Please clarify, and, to the extent necessary, supplement, your disclosures
    regarding the activities, meetings and discussions that took place, if any,
    during the month of October. It appears that from the September 19th meeting
    to the October 31st signing of the non-binding letter of intent the parties only
    engaged in due diligence work.

27. Please revise to discuss in reasonable detail the negotiation of the material
    terms of the acquisition agreement and the employment agreements, including
    the substance of the discussions and meetings you disclose on page 39. Your
    disclosure should explain how the parties arrived at the purchase price, the
    retained interest amount, and other material terms of the transaction.

Factors Considered by the Hyde Park Board in Approving the Acquisition, page 39

Operating Characteristics of the Industry, page 40

28. Please disclose on what data the board is basing its opinion about the
    continuing growth of the company's end markets due to "investments in
    transportation infrastructure, energy infrastructure, municipal utilities and
    chemical/petrochemical facilities…" Please explain what the SAFTE-LU
    highway bill is.

Fairness Opinion, page 41

29. Please disclose the dollar amount of the fee that you paid to Houlihan Smith.
    Please also discuss any material relationships by and among Houlihan Smith
    and any of the parties listed in Item 1015(b)(4) of Regulation M-A.

30. To the extent applicable, please disclose whether Houlihan Smith received
    any instructions by the company or Essex on how to use or rely upon the
    various projections and financial forecasts used by Houlihan Smith in
    rendering its fairness opinion.

31. In the first paragraph on page 44 you state that the summary of Houlihan
    Smith's analysis "… is not a complete description of the analyses underlying
    Houlihan Smith's opinion." Please revise your disclosure to clarify in your
    proxy statement that your summary describes the material information in

Houlihan Smith's opinion, the material analyses performed and the material factors considered by Houlihan Smith.

Income Approach – Discounted Cash Flow Method, page 45

32. Please disclose how the discounted rate of 14.1% was determined. Further, please explain whether the defined term "Management" in Footnote 1 to the Projected Years Ending December 31 table refers to the management of Essex.

Market Approach – Guideline Public Company Method, page 46

33. Please disclose how Houlihan Smith selected all of the guideline companies used in the Guideline Public Company Method and the "criteria" that it used. Please disclose the eight companies chosen for this method of analysis and whether any companies meeting its criteria were excluded from the analysis and the reasons for doing so.

Market Approach – Comparable transaction method, page 46

34. Please disclose how Houlihan Smith selected all of the target companies and the "criteria" that it used. Please disclose the "14 comparable transactions" Houlihan Smith used in its analysis and also whether any transactions meeting its criteria were excluded from the analysis and the reasons for doing so.

80% Test, page 46

35. It is not clear whether Houlihan Smith performed a separate analysis for purposes of its 80% fair market value opinion. Please clarify, if true, that Houlihan Smith used the range of enterprise value implied by the two market approach analyses and compared them to the net assets of the company. Please also disclose the dollar amount of net assets of the company that Houlihan Smith used for this comparison.

36. Since Essex's fair market value must be at least equal to 80% of the company's net assets at the time of the acquisition, it is not clear whether Houlihan Smith's opinion bears any significance given that it is based on a June 30, 2007 figure. Please explain.

Interests of Hyde Park Directors and Officers in the Acquisition, page 51

37. Please quantify the benefits that the executive officers and directors will receive as a result of the transactions on an individual basis in tabular form.

The Purchase Agreement, page 64

> 38. Please provide us with a list that briefly identifies and summarizes the contents of the Seller Disclosure Schedules (as defined in the Purchase Agreement).

Price Purchase Adjustment – Working Capital, page 64

> 39. We note that Section 2.3 of the Purchase Agreement provides, among others, that disagreements regarding adjustments to the working capital may be settled by the Auditor. Please revise your disclosure accordingly.

Obligations Under Swap Agreements, page 65

> 40. Please briefly explain what the ISDA Master Agreement is. Please also clarify, if true, that the escrow account described in this section is different from the escrow for working capital adjustments and indemnification for breaches of representations and warranties. Disclose the amount of the purchase price that you believe will be placed into this escrow account.

Conditions to the Completion of the Acquisition, page 71
Conditions to Hyde Park's obligations, page 71

> 41. Please briefly describe the nature of any required consents or approvals that you refer to in the second bullet point. Please highlight any consents that are material.

Information About Holdings and Essex, page 84
US Crawler Crane Rental Industry, page 84

> 42. Please identify the industry publications you refer to in the first paragraph of this discussion.
>
>   Fleet Overview, page 86
>
> 43. Please explain what an ERP system is.

Strategy, page 89
Increase market share and pursue profitable growth opportunities, page 89

> 44. Please disclose Essex's existing geographical footprint.

Facilities, page 91

45. We note your disclosure about the seven additional storage yards which are strategically located throughout the country. Please expand your disclosure to identify the regions that Essex's management considers strategic.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Holdings, page 94
Contractual Obligations, page 107

46. Due to the significant interest paid on long-term debt, please include estimated future interest payments in the table and provide a footnote to disclose the assumptions used to derive such amounts.

47. Please clarify the nature of the "other long-term liabilities reflected on the balance sheet" included in the table.

Unaudited Pro Forma Condensed Combined Financial Statements

Preliminary Purchase Price Allocation, page 117

48. Please disclose how you determined the fair values of the tangible assets to be acquired and address your planned depreciation policies for these assets.

Balance Sheet Adjustments, page 118

49. We note the disclosure in Note (B) related to the potential impact of the fair value adjustments on future gains on the sale of used rental equipment. Please revise MD&A to provide a section that addresses the expected impact of the acquisition on future results and that highlights the historical results that may not be indicative of future results in light of the acquisition. In addition, please explain to us why you determined that no adjustment to the book value of the rental equipment sold should be reflected in the pro forma statement of operations.

50. Please clarify what the net deferred tax liabilities in Note (L) relate to and how the amount was determined. Also, to the extent applicable, please address the expected impact that the change in ownership of Essex Holdings may have on their potential utilization of future NOLs.

51. Please reconcile the amounts disclosed in Note (M) to the total pro forma adjustment. Please ensure that each component of this adjustment is clearly disclosed. In regard to the seller's retained interest, please explain to us how the retained interests were determined and valued and who they relate to

relative to the current ownership interests in Essex Holdings. Please fully explain to us your proposed accounting for the retained interest and the accounting literature that supports it.

Statement of Operations Adjustments, page 119

52. Please disclose how you calculated the adjustments to depreciation and interest expense in Notes (O), (Q), and (V).

53. Please disclose in Notes (Q) and (V) the effect of a 1/8 percent variance in the assumed interest rate.

54. Please clarify what consideration you have given to the impact of Essex Holdings going from an LLC to a corporation and how you reflect this impact in the pro forma financial statements. Based on the adjustments in note (T), it is not clear to us how you determined the pro forma effective tax rate.

55. In light of the LLC status of Essex Holdings, please address if the historical financial statements reflect compensation expense for current officers. If they do not, or if the historical amounts are not indicative of future operations, please revise the pro forma financial statements to reflect the estimated compensation expense that will result from the new employment agreements. It also appears to us that the pro forma financial statements should reflect interest expense and compliance costs based on the new agreements related to those items and disclosed in the proxy. Please clarify or advise.

Essex Holdings – Historical Financial Statements
Balance Sheets, page F-3

56. Please revise the notes to the financial statements to clarify the nature of and terms related to other receivables.

Note 1 – Summary of Significant Accounting Policies
Organization and Basis of Consolidation, page F-8

57. Please disclose the purchase price related to the May 2000 Asset Purchase Agreement and quantify the amount of subsequent shareholder distributions.

Revenue Recognition, page F-9

58. In regard to your revenue recognition policies, please address the following:

- Tell us the general nature of your lease agreements including if and how they specify transportation charges, repair and maintenance charges and equipment sales;

- Explain to us how you determined that additional charges related to leasing agreements should be accounted for in accordance with EITF 00-21;
- Explain to us how you allocate revenue to each unit of accounting;
- Explain to us the nature and magnitude of your VSOE for each unit of accounting;
- In regard to rental revenue, your policy states that equipment rental revenue is "generally" recognized on the straight-line method over the rental period. Please tell us the circumstances when rental revenues are not recorded on a straight-line basis and explain to us how your policy in those circumstances complies with SFAS 13;
- In regard to transportation revenue, please tell us if your agreements provide separate charges related to equipment drop off and pick up. If they don't, please explain to us why recognizing revenue upon delivery is appropriate;
- In regard to repair and maintenance revenue, please explain to us the circumstance when you perform these services and the circumstances when they are performed by the lessee. Also, please explain to us how you account for repair and maintenance expenses in both instances; and
- In regard to used equipment sales, please tell us if the sales are generally to current lessees and explain if and how your rental agreements contemplate potential sales.

Recently Issued Accounting Pronouncements, page F-15

59. We note that the paragraph related to SFAS 160 here and on page 99 concludes with the expected impact of SFAS 159. Please revise.

Note 6 – Interest Rate Swap Agreements, page F-21

60. Please clarify how the amounts in the fourth paragraph on page F-22 were determined and how they reconcile with the tabular disclosure above.

Note 7 – Income Taxes, page F-23

61. Please revise your disclosures under critical accounting policies to address the facts and circumstance that resulted in the reversal of the tax valuation allowance in 2007 and disclose the amount of taxable income that will be required to be generated to fully realize your deferred tax assets.

Hyde Park Acquisition Corp. – Historical Financial Statements
Note 9 – Subsequent Event, page F-44

> 62. Based on the date of the auditors' report and the date of the subsequent event, it is not clear to us why this note is "unaudited". Please advise or revise.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

Exhibit 31.1

> 63. Please revise your Section 302 certifications in future periodic filings to conform to the exact wording as required by Item 601(31) of Regulation S-K. In this regard, please delete the officers' title as they are signing the certification in a personal capacity.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Laurence S. Levy
Hyde Park Acquisition Corp.
June 11, 2008
Page 14

of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Accountant, at (202) 551-3753 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 894-5873**

Todd J. Emmerman, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585